Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176

September 11, 2009

United States
Securities and Exchange Commission
Washington, D.C. 20549-7010
Att.: Mr. Rufus Decker, Accounting Branch Chief
Division of Corporation Finance

Re:	Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2008
Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009
File No. 0-16469

Ladies and Gentlemen:

This letter is written in response to the letter dated August 13, 2009 of Mr. Rufus Decker, Accounting Branch Chief, addressed to Mr. Russell Greenberg, the Chief Financial Officer of Inter Parfums, Inc. (the “Staff Letter”). We have reproduced the comments from the Staff Letter, and our responses follow each of such comments.

Comment from Staff Letter:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

United States
Securities and Exchange Commission
September 11, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 29

Discussion of Critical Accounting Policies – Equipment and Other Long-Lived Assets, page 34

2.
We have read your response to comment two from our letter dated June 17, 2009.  To the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that its is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results.  This could include uncertainties regarding the recoverability of recorded assets.  Refer to the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification. Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.” Furthermore, please refer to the guidance in Section 501.14 regarding critical accounting estimate disclosures.

As previously requested, please enhance your disclosures accordingly to provide the following:
•	Please disclose what types of events and circumstances indicate impairment of long-lived assets, and how frequently you evaluate for these types of events and circumstances;
•
Please expand your discussion to quantify the significant estimates and assumptions used to determine estimated future cash flows and fair value. Please disclose how you determine the applicable risk adjusted discount rate, future sales levels and terminal values used in your discounted cash flow projections;

•	Provide a sensitivity analysis of those assumptions based upon reasonably likely changes using reasonably likely assumptions;
•
In light of your continued decline in the Nickel brand product sales through June 30, 2009, address how your underlying assumptions changed. Specifically address why it is appropriate to continue to look to 2007 and 2008 actual sales in light of the continued deterioration of product sales; and

•
With regards to the residual value of the Lanvin brand names and trademarks, you indicate that residual value is determined by reference to appropriate sales multiple of recent transactions in the beauty care industry. Please provide a more robust discussion so that a reader understands the underlying assumptions you have used to determine the Lanvin brand names and trademark’s residual value.

Company response:

2.           We will modify our Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to the Discussion of Critical Accounting Policies – Equipment and Other Long-lived Assets to contain substantially the following text:

United States
Securities and Exchange Commission
September 11, 2009

“We evaluate goodwill and indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change, such as an unexpected decline in sales, that would more likely than not (i) reduce the fair value of the reporting unit below its fair value or (ii) indicate that the carrying value of an indefinite-lived intangible asset may not be recoverable.  Impairment of goodwill is evaluated using a two step process. The first step involves a comparison of the estimated fair value of the reporting unit to the carrying value of that unit. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, the second step of the process involves comparison of the implied fair value of goodwill (based on industry purchase and sale transaction data) with its carrying value. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized as an amount equal to the excess. For indefinite-lived intangible assets, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, impairment is recorded.

Goodwill relates to our Nickel skin care business, which is primarily a component of our European operations. Testing goodwill for impairment requires us to estimate the fair value of the reporting unit using significant estimates and assumptions. The assumptions we make will impact the outcome and ultimate results of the testing. In making our assumptions and estimates, we use industry accepted valuation models and set criteria that are reviewed and approved by management and, in certain instances, we engage third party valuation specialists to advise us. The first step of our goodwill impairment evaluation has given rise to potential impairment indicators and, as a result of continued sales declines, we test for impairment of goodwill on a quarterly basis. We have measured fair value of goodwill as a multiple of sales applied to the average of 2008 actual sales and projected sales for 2009 and 2010, which we believe is representative of the current state of the reporting unit. We expect Nickel brand sales to decline approximately 5% in 2009 as the global economic crisis continues, and we expect Nickel brand sales to increase 5% in 2010 as the result of new product launches in combination with an expected economic recovery. In estimating future sales, we use our internal budgets developed based on recent sales data for existing products and planned timing of new product launches. The sales multiple is based on a third party financial institution study of sales multiples for all transactions in the skin care, perfume and cosmetic sectors during the past four years. At current exchange rates, if average sales for the reporting unit decreased 10% we would incur a goodwill impairment charge of $1.0 million.

To determine fair value of indefinite-lived intangible assets, we use an income approach, including the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The relief-from-royalty calculations require us to make a number of assumptions and estimates concerning future sales levels, market royalty rates, future tax rates and discount rates. We use this method is to determine if an impairment charge is required relating to our Nickel brand trademarks. As of June 30, 2009, we assumed a market royalty rate of 6% and a discount rate of 9.5%. The following table presents the impact a change in the following significant assumptions would have had on our impairment charge recognized at June 30, 2009 assuming all other assumptions remained constant:

United States
Securities and Exchange Commission
September 11, 2009

In thousands		Increase (decrease)
	Change	to impairment charge

Weighted average cost of capital	+10%	$(181)
Weighted average cost of capital	-10%	$226
Future sales levels	+10%	$264
Future sales levels	-10%	$(264)

The fair values used in our evaluations are also estimated based upon discounted future cash flow projections using a weighted average cost of capital of 9.5%. The cash flow projections are based upon a number of assumptions, including, future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. We believe that the assumptions that we have made in projecting future cash flows for the evaluations described above are reasonable and currently no impairment indicators exist for our indefinite-lived assets other than the Nickel trademarks referred to above. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value. The cash flow projections are based upon a number of assumptions, including future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. We believe that the assumptions that we have made in projecting future cash flows for the evaluations described above are reasonable and currently no impairment indicators exist for our intangible assets subject to amortization. In those cases where we determine that the useful life of long-lived assets should be shortened, we would depreciate the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense.”

United States
Securities and Exchange Commission
September 11, 2009

In bullet point four to comment number two and in connection with our impairment tests for goodwill attributable to Nickel, the staff asked for clarification for our use of 2007 actual sales and how our underlying assumptions had changed. For the Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”), we used 2007 and 2008 actual sales, as well as 2009 estimated sales. We were comfortable using 2007 actual sales as our initial internal estimates for 2009 indicated a modest upturn in estimated sales.

In connection with the Nickel goodwill impairment test for the quarterly report on Form 10-Q for the period ended June 30, 2009, we used the average of 2008 actual sales and projected sales for 2009 and 2010, which we believe is representative of the current state of the reporting unit. Reference to the corrected sales years will be provided in the next Quarterly Report on Form 10-Q for the period ending September 30, 2009. Further, as we have received sales data for 2009, we have been modifying 2009 and 2010 sales estimates, which has not resulted in any additional goodwill impairment charges in 2009.

With respect to bullet point five of comment number two, we will modify the existing disclosure regarding the Lanvin brands in substantially the following form:

“Lanvin

In July 2007, we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3 from Jeanne Lanvin, S.A. (“Lanvin”). Among other items, Class 3 of the international classification of trademarks goods and services include: soaps, perfumery, essential oils, cosmetics and hair lotions. We paid €22 million (approximately $29.7 million) in cash for the brand names and trademarks and simultaneously terminated our existing license agreement. We also agreed to pay to Lanvin a sales based fee for technical and creative assistance in new product development to be rendered by Lanvin in connection with our use of the trademarks through June 30, 2019. In addition, Lanvin has the right to repurchase the brand names and trademarks in 2025 for the greater of €70 million or one times the average of the annual sales for the years ending December 31, 2023 and 2024 (“Residual Value”).

Prior to this acquisition, the amount paid to secure the license agreement with Lanvin was being amortized over the life of the license agreement. At June 30, 2007, that intangible asset, net of accumulated amortization aggregated €13.2 million. The €22 million paid in July 2007 for the brand names and trademarks together with the carrying value related to the license agreement represents the total cost of acquiring the brand names and trademarks. Such total amount is included in trademarks, licenses and other intangible assets on the Company’s consolidated balance sheets.

United States
Securities and Exchange Commission
September 11, 2009

The Residual Value of the Lanvin brand names and trademarks as defined above, significantly exceeds their carrying amount, therefore, no further amortization expense has been, or is expected to be, recorded.”

In addition, Lanvin brand names and trademarks are subject to the same impairment testing procedures as all of our other intangible assets with finite lives. Lanvin brand sales have been steadily increasing since 2004 and our undiscounted cash flow analysis supports a fair value well in excess of our carrying value.

* * * *

As previously requested, we acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this adequately addresses your questions. However, if further information is required, please feel free to contact the undersigned.

Very truly yours,

/s/ Russell Greenberg

Russell Greenberg,
Executive Vice President
and Chief financial Officer